Exhibit 2.4

FILED EFFECTIVE

2010 DE: 22 PM 4:42

SECRETARY OF STATE
STATE OF IDAHO
Statement of Domestication
(a) The name of the domesticating entity is Superior Silver Mines, Inc., the type of entity being a corporation incorporated under the laws of the State of Idaho;
(b) The name of the domesticated entity is Superior Silver Mines, Inc., with its original jurisdiction of organization the State of Idaho; the entity is being re-domesticated in the state of Nevada.
(c) The Statement of Domestication shall become effective upon the filing with the Idaho Secretary of State.
(d) The Plan of Domestication was approved in accordance with the provisions of Part 5 of the Idaho Entity Transactions Act.

Dated this 22nd day of December 2010

/s/ Thomas S. Smith
Thomas S. Smith, President